July 1, 2016

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: DSwiss, Inc.

Form S-1/A

Filed June 16, 2016

File No. 333-208083

To the men and women of the SEC:

On behalf of DSwiss, Inc., (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated June 27, 2016 addressed to Mr. Leong Ming Chia, the Company’s Chief Executive Officer, with respect to the Company’s filing of its S-1/A on June 16, 2016.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

Management’s Discussion and Analysis, page 14

For the Three Months Ended March 31, 2016 and Three Months Ended March 31, 2015, page 14

1. You state that your total assets increased to $654,405 as of March 31, 2016 due to cash infusion from the Company’s officer and directors. It appears from your disclosure under Liquidity and Capital Resources and Financing Activities that you raised the cash through the sale of convertible notes to accredited investors. Please revise, and if the investors that you refer to here are your officer, directors, or their affiliates, please make appropriate revisions in your selling shareholders and beneficial ownership tables.

Company Response:

Stating that the cash infusion came from Officers and Directors of the Company was a clerical error. We have amended the statement on page 14 under the heading “For the Three Months Ended March 31, 2016 and Three Months Ended March 31, 2015” as follows:

“For the three months ended March 31, 2016 our assets totaled $654,405 due to large increases in cash and cash equivalents. Despite the decrease in sales over the three months ended March 31, 2016, the sale of convertible notes to accredited investors attributed to this cash increase via cash infusions. The accredited investors who provided these cash infusions are not our officers or directors, nor are they affiliates of the Company.”

Liquidity and Capital Resources, page 14

2. Please revise to indicate how long you will be able to continue operations with cash currently on hand.

Company Response:

 We have added the following disclosure to “Liquidity and Capital Resources” on page 14:

“The Company expects its current capital resources to meet our basic operating requirements for approximately twelve months.”

Selling Shareholders, page 19

3. If you sell more than $800,000 of your stock in this offering, your outstanding convertible notes will automatically convert into 1.4% of your currently outstanding stock. Please revise, here and in your beneficial ownership table on page 26, to indicate the percentage that each of the individuals and entities that you discuss here will own of your common stock both if these notes convert as a result of this offering and if they do not. Please refer to Item 507 of Regulation S-K and Item 201(b)(2) of Regulation S-K.

Company Response:

We have revised the table on page 19 accordingly.

Financial Statements – March 31, 2016

12. Subsequent Events, page F-28

4. You disclosed that you have evaluated all events or transaction that occurred after June 15, 2016 up through the date you presented these unaudited consolidated financial statements. Please revise your disclosure to indicate that you have evaluated all events or transactions that occurred after March 31, 2016. Please also revise your filing to disclose the specific date through which subsequent events have been evaluated and state whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. See ASC 855-10-50-1.

Company Response:

The Company has amended the section Subsequent Events on page F-28 as follows:

“In accordance with ASC Topic 855, “ Subsequent Events ”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued, the Company has evaluated all events or transactions that occurred after March 31, 2016 through June 15, 2016, the date the financial statements were issued.

For the period April 1, 2016 through June 15, 2016, the Company received a total of $49,900 of convertible promissory notes from accredited investors who reside in Malaysia with conversion price of the convertible notes is $0.2 per share. The Company also received a total of $114,000 of convertible promissory notes from accredited investors who reside in Malaysia with conversion price of the convertible notes is $0.4 per share. The Convertible Notes bear no interest with a maturity of two years.”

 Exhibit 3.1

5. Page one of Exhibit 3.1 was filed in an un-searchable format. Please amend your filing to submit Exhibit 3.1 in a text searchable format. See Section 5.1 of the EDGAR Filer Manual (Volume II) EDGAR Filing (Version 31) (June 2015) and Item 301 of Regulation S-T.

Company Response:

 The Company has revised accordingly.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: July 1, 2016

/s/ Leong Ming Chia

Leong Ming Chia

Chief Executive Officer